UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Vitro BioPharma, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928501303

(CUSIP Number)

Christopher Furman

3200 Cherry Creek Drive South, Suite 720

Denver, Colorado 80209

(855) 848-7627

With a Copy to:

Scott Berdan

1401 Lawrence Street, Unit 2300

Denver, Colorado 80202

(303) 572-9300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 928501303	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Christopher Furman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 (1)
	8	SHARED VOTING POWER 34,177,462 (2)
	9	SOLE DISPOSITIVE POWER 1,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,177,462 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 1,000,000 shares of common stock of Vitro BioPharma, Inc. (the “Issuer”) issuable upon the exercise of stock options held directly by the reporting person within 60 days of this report (the “Furman Options”).

(2) Includes shares of the Issuer’s common stock that are beneficially owned by each of Christopher Furman and Caroline Mosessian by virtue of the voting power over such shares granted to each such reporting person, singly and not jointly, pursuant to that certain standstill agreement described in Item 3 below.

(3) Based on 116,160,180 shares of Common Stock outstanding, which consists of: (i) 115,160,180 shares of the Issuer’s common stock outstanding as of November 3, 2022, as reported on the Registration Statement on Form 10-12G/A filed by the Issuer on November 4, 2022 (the “Form 10/A”) and (ii) 1,000,000 shares issuable upon the exercise of the Furman Options.

CUSIP No: 928501303	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Caroline Mosessian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 825,000 (1)
	8	SHARED VOTING POWER 34,177,462 (2)
	9	SOLE DISPOSITIVE POWER 825,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,002,462 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 825,000 shares of the Issuer’s common stock issuable upon the exercise of stock options held directly by the reporting person within 60 days of this report (the “Mosessian Options”).

(2) Includes shares of the Issuer’s common stock that are beneficially owned by each of Christopher Furman and Caroline Mosessian by virtue of the voting power over such shares granted to each such reporting person, singly and not jointly, pursuant to that certain standstill agreement described in Item 3 below.

(3) Based on 115,985,180 shares of Common Stock outstanding, which consists of (i) 115,160,180 shares of the Issuer’s common stock outstanding as of November 3, 2022, as reported in the Form 10/A and (ii) 825,000 shares issuable upon the exercise of the Mosessian Options.

CUSIP No: 928501303	Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Vitro BioPharma, Inc, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3200 Cherry Creek Drive South, Suite 720, Denver, Colorado 80209.

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by Christopher Furman and Caroline Mosessian (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The mailing address of each Reporting Person is 3200 Cherry Creek Drive South, Suite 720, Denver, Colorado 80209.

(c)	Christopher Furman serves as a member of the Board of Directors of the Issuer and his present principal occupation is acting as Chief Executive Officer of the Issuer. Caroline Mosessian serves as the Chair of the Board of Directors of the Issuer and her present principal occupation is acting as Chief Regulatory Officer of the Issuer.

(d)	Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with a certain Mutual Release and Settlement Agreement (the “Settlement Agreement”) between the Issuer and Jack Zamora, dated November 20, 2022 (the “Effective Date”), the Reporting Persons acquired joint beneficial ownership over 34,177,462 shares of the Issuer’s Common Stock (the “Proxy Shares”) pursuant to that certain Standstill Agreement (the “Standstill Agreement”) between the Issuer and Dr. Zamora, dated as of the Effective Date. Under the Standstill Agreement, Dr. Zamora granted an irrevocable proxy and power-of-attorney to Christopher Furman, for so long as he is acting as the Issuer’s Chief Executive Officer, and to the Issuer’s Chair of the Board of Directors, which such position is currently held by Caroline Mosessian, to vote or act by written consent with respect to the shares of the Issuer’s Common Stock held by Dr. Zamora (the “Irrevocable Proxy”). The Irrevocable Proxy is effective from the Effective Date until the earliest of (i) three years from the Effective Date, (ii) termination of that certain supply agreement or that certain memorandum of understanding, each between the Issuer and Jack Zamora and dated as of the Effective Date, and (iii) such time, if ever, that a petition in bankruptcy is filed by or against the Issuer. Each of the Reporting Persons share voting power of the Proxy Shares pursuant to the Irrevocable Proxy, but neither of the Reporting Persons have dispositive power over such Proxy Shares. With the respect to the Proxy Shares, Jack Zamora has sole dispositive power, as well as the right to receive any dividends from or any proceeds from the sale of such shares.

The options directly held by Mr. Furman to purchase 1,000,000 shares of the Issuer’s Common Stock were acquired in July 2022 in connection with his service as the Issuer’s Chief Executive Officer (the “Furman Options”). The options directly held by Dr. Mosessian to purchase 825,000 shares of the Issuer’s Common Stock were acquired in February 2021 and October 2021 in connection with her prior service as the Issuer’s Director of Regulatory Affairs and her current service as the Issuer’s Chief Regulatory Officer (the “Mosessian Options”).

CUSIP No: 928501303	Page 5 of 6 Pages

Item 4. Purpose of Transaction.

The information set forth in Item 3 above is incorporated herein by reference.

As a result of the Irrevocable Proxy granted under the Standstill Agreement, each of the Reporting Persons is deemed to have beneficial ownership over the Proxy Shares. Mr. Furman acquired the Furman Options in connection with his service as the Issuer’s Chief Executive Officer. Dr. Mosessian acquired the Mosessian Options in connection with her services as the Issuer’s former Director of Regulatory Affairs and current Chief Regulatory Officer.

Christopher Furman and Caroline Mosessian serve as the Chief Executive Officer and Chief Regulatory Officer of the Issuer, respectively. Additionally, each Reporting Person serves as a member of the Board of Directors of the Issuer. As such, each of the Reporting Persons takes and is expected to continue to take an active role in the Issuer’s management and strategic direction, and each of the Reporting Persons is expected to vote the Proxy Shares consistent with the direction of the full Board of Directors. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such Reporting Person’s securities of the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to such Reporting Person; tax considerations; and other factors.

Other than as described above in this Item 4, neither of the Reporting Persons have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in Common Stock were effected by either of the Reporting Persons during the 60 days prior to the date hereof.

(d)	Except as set forth herein, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Standstill Agreement as it relates to the Reporting Persons and is incorporated herein by reference. A copy of the Standstill Agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Standstill Agreement, dated November 20, 2022, by and between Vitro BioPharma, Inc. and Jack Zamora.

99.2	Joint Filing Agreement

CUSIP No: 928501303	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2022

/s/ Christopher Furman
Christopher Furman

/s/ Caroline Mosessian
Caroline Mosessian